SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Announces Executive Leadership Transition

São Paulo, May 16, 2022 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4) (“GOL” or “Company”), Brazil’s largest domestic airline, today announced that its CEO, Paulo Kakinoff, will transition his role to become a member of the Board of Directors. Vice-president of Operations, Celso Ferrer, will be Kakinoff’s successor as CEO effective July 1, 2022.

“We are delighted to announce Celso Ferrer as CEO of Gol, Kakinoff said. Celso and I have worked side by side for more than seven years. He is an experienced and well-prepared executive; one of the most competent I have known in all my professional career.”

Serving as CEO since 2012, Kakinoff has led the Company through some of the industry’s most turbulent times and transformed GOL’s Customer experience. “We have a strong leadership team and our Board has always dedicated itself, in a disciplined manner, to its fundamental role of overseeing a well-structured succession plan for top leadership roles,” said Constantino de Oliveira Junior, Chairman. “Kakinoff has been an outstanding CEO for the last decade and has developed an excellent group of leaders to manage our airline over the next decade. We are thrilled for the opportunity to continue working together on the Board.”

Celso, 39, is a long-time GOL executive with broad and deep experience. Joining the airline in 2003, he has served in roles including chief planning officer and chief operating officer. Celso is also a Boeing 737 pilot. He has a degree in economics from the Universidade de São Paulo, a degree in international relations from the Pontifícia Universidade Católica de São Paulo and an MBA from INSEAD.

“I am honored and excited to be asked to serve as CEO,” Celso said. “The core of GOL is our Team of Eagles; they make the difference for our Customers, and I look forward to serving them. We have a terrific team of leaders, many of whom I have had the joy of working alongside for many years.”

Investor Relations
ri@voegol.com.br
www.voegol.com.br/ir
+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshares and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies, and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad and has a partnership with Mercado Livre. The Company has a team of 14,100 highly qualified airline professionals focused on Safety, GOL’s number one value, and operates a standardized fleet of 142 Boeing 737 aircraft. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer